Mail Stop 0308

February 17, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Christopher Schilling
President and Principal Executive Officer
Sydys Corporation
2741 East Hastings Street
Suite 209
Vancouver, British Columbia V5K 1Z8
CANADA

Re:	Sydys Corporation
      Amended Registration Statement on Form SB-2
      File No. 333-120893
      Filed on February 7, 2005

Dear Mr. Schilling:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
Front Cover Page of Prospectus, page 3
1. We note your response to our prior comment 4. However, please clarify that the affiliates will resell their securities for the $0.05 per share price for the duration of the offering in your cover page, summary, the determination of offering price, and plan of distribution sections.

Summary of Our Offering, page 6
2. We reissue our prior comment 8. Please provide more details about your business operations and products and services in your summary section. See Item 503(a) of Regulation S-B.

Use of Proceeds, page 9
3. We reissue our prior comment 17. Please disclose who will pay the offering expenses not paid from the proceeds of the offering. We note you will incur some expenses even if the minimum amount is not raised. For example, you will have to pay legal, accounting, and auditing fees regardless of whether you sell any shares. Therefore, please disclose whether your shareholders have agreed to contribute additional capital to fund the offering expenses or whether the expenses will be paid directly by the selling shareholders. If there is an agreement that obligates selling shareholders to pay offering expenses, please describe the terms of the agreement, and file those documents as material agreements.

Determination of Offering Price, page 10
4. We note your response to prior comment 19. You may not enter into a short sale before the registration statement becomes effective and later use the registered shares to cover the short sales. Please revise the registration statement accordingly.

Business, page 18
5. We reissue our prior comment 21. Please thoroughly revise your disclosure in this section and throughout your prospectus to clarify the current status of your operations and your proposed business operations. To the extent that you discuss future services, provide the status of development and indicate the timeframe for which you anticipate offering these services. We may have further comments after reviewing your revised prospectus disclosure.

AdX Software, page 19
6. We note your response to our prior comment 22. Please describe the PHP development platform and the apache webserver software. Also, please describe the basic requirements of serving ads that your
AdX software supports. In doing so, describe the basic features of the AdX software that provide the ability to manage the purchase, sale and tracking of advertising space, manage the volume, ad types and timeframes in which ads are delivered to publisher websites and the features that enable you to target ads based on category of interest and country. In addition, please describe the features of
AdX software that you plan to develop on an on-going basis dependent upon completion of the offering and working capital. These descriptions should provide investors with a basic understanding of the present capabilities and features of the AdX software and your plans for development of additional features and applications, such as those related to client and reseller management, inventory and ad management, ad category management, reseller access features, interface protocols, and data tracking and statistics reporting features. Further, with regard to your plans to develop additional features and applications, please provide the timeframe for their development assuming you raise the minimum and maximum proceeds.

Services, page 18
7. We note your response to our prior comment 23. However, it is not clear that your added disclosure, regarding what is typical in your industry and comparable to your competitors, is referring to mark-up.
It could be referring to gross profit. Therefore, if true, please revise to clarify that a 25% to 50% mark-up is standard.
Website, page 19
8. We note your response to our prior comment 26. Please tell us your alternative suppliers of these products and services if NetNation is unable or unwilling to supply you. Otherwise, please tell us how prevalent alternative suppliers are and how difficult it would be for you to procure their products and services. See Item 101(b)(5) of Regulation S-B.

Research and Development, page 22
9. We note your response to our prior comment 28. You indicate that you have not spent any money on research and development.
However,
you discuss the development of your AdX software and your trafficaces website in your Business section. For example, on page 19 you say that you "will continue to develop AdX features," and that "we currently have our tranfficaces [sic] website partially developed for use in promoting our services that was developed by our offices." Therefore, please tell us how you have not spent any funds on research and development activities since your inception. See Item
101(b)(10) of Regulation S-B.

Management`s Discussion and Analysis or Plan of Operation, page 22
10. We reissue our prior comment 30. Please expand this section to discuss known material risks, trends, and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long terms, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your products to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and Item 303 of Regulation S-
B.
11. We note your response to our prior comment 31. However, please disclose the significant assumptions you used in estimating the expenditures you intend to fund with the proceeds from the offering.
In particular,

* disclose your assumptions regarding the term and amount of lease payments for the lease of servers and your estimates of the unit cost of the servers and desktop computers you intend to purchase if the maximum proceeds are raised;

* provide a summary of the specific software development activities you intend to undertake assuming you raise the minimum and maximum proceeds of the offering and the estimated cost of each activity;

* disclose whether the website costs were based on quotations from website developers or estimated and the basis for the estimates, and whether you intend to develop your corporate website internally or externally and how you intend to fund its development;

* disclose the specific marketing and advertising activities you intend to undertake if the minimum and maximum proceeds are raised, and the estimated cost of each of the activities;

* disclose how you estimated the cost of the employees you intend to pay assuming the maximum proceeds are raised and the period of time for which the employees will be paid; and

* describe the increase in working capital requirements if you raise the maximum proceeds.
Also, you state that if you are unable to secure enough suppliers to provide products at suitably low pricing or enough customers willing to buy the products at higher than the price you negotiate with suppliers that you may quickly use up the proceeds from the minimum amount of proceeds and will need to find alternative sources of cash to maintain your operations. Further, you state that the minimum proceeds from the offering will last a year but with limited funds available to develop a growth strategy and that you believe the maximum proceeds will last a year and also provide funds for a growth strategy. In addition, you state that if you need additional cash and cannot raise it you will either suspend operations until you raise the cash or cease operations. Please reconcile these statements. In doing so, specifically discuss whether you will need to raise additional funds in the next twelve months if you raise the minimum amount of proceeds, the maximum amount of proceeds, and less than the maximum amount of proceeds. Also, please discuss the uncertainties with regard to your ability to raise additional funds.
Further, discuss how long you will be able to meet your cash requirements if you raise the minimum and maximum amounts of proceeds and if you are unable to generate revenues as expected. Finally, please tell us the amount of estimated revenues, gross profit, and operating cash flows reflected in your operating plan for the year following completion of the offering assuming you raise the minimum amount of proceeds and assuming you raise the maximum amount of proceeds.
12. We reissue our prior comment 33. Please reconcile the statements that you will not be conducting any product research and development, and you will continue to develop AdX over the next twelve months.
13. We note your response to our prior comment 34. However, please discuss in greater detail the website for advertisers and publishers and the website for resellers that you plan to establish.

Principal and Selling Stockholders, page 31
14. We note your response to our prior comment 40. In the first table, please consider aggregating the entries for Dwayne and Karen
Maynes so that their number of shares totals 200,000 and their ownership percentage is listed as 8.10% or explain to us why these shares should not be aggregated.

Selling Shareholders, page 32
15. We note your response to our prior comment 43. In footnote 2, you state that only Christopher Schilling and Jason Baybutt had any position, office, or other material relationship with you in the last three years. However, on page 30, you state that Byron O`Brien is one of your directors. Also, on pages 31 and 32, you state that Byron O`Brien is a selling shareholder of 300,000 shares. Please revise your disclosure or tell us why Byron O`Brien should not be included in your footnote 2. See Item 507 of Regulation S-B.
16. We note your response to our prior comment 44. However, please revise your disclosure to make clear whether Dwayne and Karen Maynes are promoters along with Christopher Schilling, Jason Baybutt, and Byron O`Brien.

Certain Transactions, page 35
17. We note your response to our prior comment 48. However, you state that the shares received by Christopher Schilling, Jason Baybutt, and Byron O`Brien were the only valuable things they received from you "other than as described in this prospectus." Please tell us what other valuable things they received besides their restricted shares of common stock.

Financial Statements

General
18. Please update your financial statements to include financial statements for an interim period ending within 135 days of the effective date of the registration statement as required by Item 310(g) of Regulation S-B. The interim financial statements should be prepared in accordance with Item 310(b) of Regulation S-B. Also, please update Management`s Discussion and Analysis or Plan of Operations to include the interim period.
19. We note your response to our prior comment 49. Please tell us how and when you obtained ownership of the AdX software and the cost or fair value of the software. Also, please tell us when your officers partially developed your trafficaces website and business plan and whether you recognized the cost or fair value of the services in your financial statements. Further, please tell us how you determined fair value for each non-monetary transaction.


Index to Financial Statements, page 36
20. We note your response to our prior comment 50. Please revise the index as well.



*	*	*	*	*	*



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact William Thompson at (202) 942-1935, or
Michael
Moran, Accounting Branch Chief, at (202) 942-2823, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend at (202) 824-5505, Ellie Quarles, Special Counsel, at (202) 942-
1859,
or me at (202) 942-1900 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Conrad C. Lysiak, Esq.
      601 West First Avenue, Suite 503
      Spokane, WA 99201
	Via Fax: (509) 747-1770
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Sydys Corporation
February 17, 2005
Page 1